Exhibit 99.1

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF APRIL 13, 2011

(with an amendment to paragraph 1.1(hh)(ii)(A) effective June 29, 2017)

BETWEEN

ALMADEN MINERALS LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

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5.5	Fractional Rights and Fractional Shares	37
5.6	Supplements and Amendments	38
5.7	Rights of Action	39
5.8	Regulatory Approvals	40
5.9	Unlawful Distribution	40
5.10	Notices	40
5.11	Costs of Enforcement	42
5.12	Successors	42
5.13	Benefits of this Agreement	42
5.14	Governing Law	42
5.15	Severability	42
5.16	Determinations and Actions by the Board of Directors	42
5.17	Effective Date	43
5.18	Reconfirmation	43
5.19	Time of the Essence	43
5.20	Execution in Counterparts	43

EXHIBIT “A” - Form of Rights Certificate

Form of Assignment

Form of Election to Exercise

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of the 13th day of April, 2011.

BETWEEN:

ALMADEN MINERALS LTD., a company organized under the laws of the Province of British Columbia

(the “Corporation”)

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a corporation existing under the laws of Canada

(the “Rights Agent”, which term shall include any successor Rights Agent hereunder)

OF THE SECOND PART

WHEREAS:

The Corporation has:

(i)	authorized and declared the issuance and distribution of one Right (as hereinafter defined) effective the close of business (as hereinafter defined) on the date of this Agreement in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

(ii)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the Corporation and the Rights Agent hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means, subject to section 5.2(c), any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

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(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of any one or any combination of:

(A)	an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the percentage of Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a “Voting Share Reduction”);

(B)	an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a “Permitted Bid Acquisition”);

(C)	an acquisition of Voting Shares or Convertible Securities (x) in respect of which the Board of Directors has waived the application of section 3.1 pursuant to the provisions of section 5.2 hereof, or (y) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the distribution, or (z) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval (an “Exempt Acquisition”);

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition;

provided further, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii)	for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(v) solely because such Person makes or proposes to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For purposes of this definition, “Disqualification Date” means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid;

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(iv)	an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of private placement; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases the Grandfathered Person’s Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding as at the Record Time (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)	“Affiliate”, when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly (including through one or more intermediaries), controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” means this shareholder rights plan agreement between the Corporation and the Rights Agent, as may be amended and/or supplemented or restated from time to time;

(d)	“Associate” means, when used to indicate a relationship with a specified Person:

(i)	a spouse of such specified Person or any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage or a child of such specified person; and

(ii)	any relative of such specified Person or of a spouse or other Person mentioned in clause 1.1(d)(i) if that relative has the same residence as such specified Person;

(e)	A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become, directly or indirectly, the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and:

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(iii)	any securities which are Beneficially Owned within the meaning of clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)	because either (A) the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any of other Person referred to in clause 1.1(e)(iii) or (B) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or by any of such Person’s Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), in either case until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v)	because such Person, any of such Person’s Associates or Affiliates or any other Person referred to in clause 1.1(e)(iii), holds such security provided that:

(A)	the ordinary business of such Person (the “Investment Manager”) includes the management of mutual funds or other investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and the Investment Manager holds such security in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (the “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(B)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)	such Person is a Crown agent or agency (a “Crown Agent”);

(D)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans and/or insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such, or

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(E)	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi)	because such Person:

(A)	is a Client of the same Investment Manager as a another Person on whose account the Investment Manager holds such security;

(B)	has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)	is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)	because such Person:

(A)	is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)	has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)	is a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(viii)	because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depository;

(f)	“Board of Directors” means the board of directors of the Corporation;

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(g)	“BCABC” means the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder, and any successor laws or regulations thereto;

(h)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(i)	“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date;

(j)	“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(k)	“Common Shares” means the common shares without par value in the capital of the Corporation;

(l)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all provisions of the definition of a Permitted Bid other than the requirement set out in subclauses 1.1(hh)(ii)(A) and (C); and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A)	no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid (x) prior to the close of business on a date that is not earlier than the later of the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (y) then only if, at the time that such Voting Shares are first taken up or paid for, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn, provided that if the Take-over Bid is for less than all of the outstanding Voting Shares, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the end of the 10 Business Day period referenced in subclause 1.1(l)(iii)(B); and

(B)	in the event that the requirement set forth in paragraph 1.1(l)(iii)(A)(y) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement,

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provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(m)	“controlled”: a Person is “controlled” by another Person if:

(i)	in the case of a body corporate:

(A)	securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person; and

(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

(ii)	in the case of a Person that is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or on behalf of the Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(n)	“Convertible Securities” means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into, exercisable into or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(o)	“Convertible Security Acquisition” means the acquisition by a Person of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	“Co-Rights Agent” has the meaning ascribed thereto in subsection 4.1(a);

(q)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(r)	“Dividend Reinvestment Plan” means any regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

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(i)	dividends paid in respect of shares of any class of the Corporation;

(ii)	proceeds of redemption of shares of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Voting Shares;

(s)	“Election to Exercise” has the meaning ascribed thereto in subsection 2.2(d);

(t)	“Exempt Acquisition” has the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(u)	“Exercise Price” means, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to four times the Market Price per Common Share determined as at the Separation Time;

(v)	“Expansion Factor” has the meaning ascribed thereto in clause 2.3(a)(x);

(w)	“Expiration Time” means the earlier of (i) the Termination Time, and (ii) the close of the third annual meeting of holders of Voting Shares of the Corporation following the annual meeting of such holders at which this Agreement is first ratified by the holders of Voting Shares in accordance with section 5.17, unless the term of this Agreement is extended with the approval(s) required under section 5.8 and the reconfirmation(s) required under section 5.18;

(x)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y)	“Holder” has the meaning ascribed thereto in section 2.8;

(z)	“Grandfathered Person” has the meaning ascribed thereto in clause 1.1(a)(v);

(aa)	“Independent Shareholders” means holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror;

(iii)	any Associate or Affiliate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid;

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(bb)	“Market Price” per security of any securities on any date of determination means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading; or

(ii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities on such date as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading; or

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or national United States securities exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

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(cc)	“1934 Exchange Act” means the Securities Exchange Act of 1934, and “1933 Securities Act” means the Securities Act of 1933, of the United States of America, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may from time to time be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(dd)	“Nominee” shall have the meaning ascribed thereto in subsection 2.2(c);

(ee)	“Offer to Acquire” includes

(i)	an offer to purchase, or a solicitation of an offer to sell, Voting Shares or Convertible Securities; and

(ii)	an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(ff)	“Offeror” means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire Common Shares or other securities made by an Investment Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in clause 1.1(e)(v) pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in clause 1.1(e)(v), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired);

(gg)	“Offeror’s Securities” means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(hh)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of a take-over bid circular which also complies with the following provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror; and

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

(A)	no Voting Shares will be taken up or paid for pursuant to the Take-over Bid (x) prior to the close of business on the date which is not less than ~~60~~ 105 days following the date of the Take-over Bid and (y) then only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, provided that if the Take-over Bid is for less than all of the outstanding Voting Shares, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the end of the 10 Business Day period referenced in subclause 1.1(hh)(ii)(C);

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(B)	unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in paragraph 1.1(hh)(ii)(A)(x) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(C)	in the event the condition set forth in paragraph 1.1(hh)(ii)(A)(y) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided always that a Permitted Bid shall cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of subsection 1.1(hh), and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, shall cease to be a Permitted Bid Acquisition;

(ii)	“Permitted Bid Acquisition” has the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(jj)	“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid that is a Permitted Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii); provided that:

(i)	the agreement:

(A)	permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities (or both) from the agreement in order to tender or deposit such securities to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share or Convertible Security (or both) that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

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(B)	(1) permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2) does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

(kk)	“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, government, governmental body or authority, body corporate, corporation, incorporated or unincorporated organization, syndicate or other entity;

(ll)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:

(i)	a Dividend Reinvestment Acquisition;

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(ii)	a stock dividend, stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares;

(iii)	the acquisition or the exercise by such Person of only those rights (other than the Rights) to purchase Voting Shares or Convertible Securities distributed to that Person in the course of a distribution to all holders of Voting Shares pursuant to a rights offering or pursuant to a prospectus provided such Person does not thereby acquire a greater percentage of such Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares owned immediately prior to such acquisition; or

(iv)	a distribution of Voting Shares or Convertible Securities, or securities convertible into or exchangeable for Voting Shares or Convertible Securities, made pursuant to a prospectus or by way of private placement, provided such Person does not thereby acquire a greater percentage of such Voting Shares or Convertible Securities, or securities convertible into or exchangeable for Voting Shares or Convertible Securities, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(mm)	“Record Time” means the close of business on the date of this Agreement;

(nn)	“Redemption Price” has the meaning ascribed thereto in subsection 5.1(a);

(oo)	“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(pp)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Exhibit “A”;

(qq)	“Rights Register” has the meaning ascribed thereto in subsection 2.6(a);

(rr)	“Rights Registrar” has the meaning ascribed thereto in subsection 2.6(a);

(ss)	“Securities Act (B.C.)” means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time, and the regulations and rules thereunder, and any comparable successor laws or regulations thereto;

(tt)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)	the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

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(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later time as may be determined by the Board of Directors, provided that, in the case of clauses 1.1(tt)(ii) and (iii), if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this provision, never to have been made, and, if the Board of Directors determines pursuant to section 5.2 to waive the application of section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(uu)	“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to the provisions of the Securities Act (B.C.) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(vv)	“Subsidiary”: a corporation is a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other; or

(B)	that other and one or more corporations, each of which is controlled by that other; or

(C)	two or more corporations, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(ww)	“Take-over Bid” means an Offer to Acquire, where the Voting Shares subject to the Offer to Acquire together with (i) the Voting Shares into which the securities subject to the Offer to Acquire are convertible and (ii) the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(xx)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to subsection 5.1(d) hereof;

(yy)	“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(zz)	“U.S. – Canadian Exchange Rate” shall mean, on any date:

(i)	if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

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(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(aaa)	“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the inverse of the U.S.- Canadian Exchange Rate in effect on such date;

(bbb)	“Voting Share Reduction” has the meaning ascribed thereto in subclause 1.1(a)(ii)(A);

(ccc)	“Voting Shares” means the Common Shares and any other shares in the capital or voting interests of the Corporation entitled to vote generally in the election of all directors.

1.2	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement:

(a)	in determining the percentage of outstanding Voting Shares Beneficially Owned by any Person, all unissued Voting Shares as to which such Person is deemed the Beneficial Owner shall be deemed to be outstanding; and

(b)	the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100 x A

B

where

A	= the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B	= the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For clarification, where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purposes of both A and B above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of such calculation, be deemed to be outstanding.

1.3	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

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1.4	Headings

The division of this Agreement into Articles, sections, subsections, clauses, subclauses, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5	References

References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereof” and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause, subclause, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, section, subsection, clause, subclause, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, section, subsection, clause, subclause, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement.

1.6	Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.7	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who, as a result of any agreement, arrangement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person or any Associate or Affiliate thereof, acquires or offers to acquire Voting Shares (other than pursuant to customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

ARTICLE 2 - THE RIGHTS

2.1	Issuance and Evidence of Holdings of Rights and Legend on Common Share Certificates

One Right in respect of each Common Share outstanding at the Record Time and each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

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Certificates representing Common Shares issued after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated as of April 13, 2011 (the “Rights Agreement”) between Almaden Minerals Ltd. (the “Corporation”) and Computershare Investor Services Inc., as Rights Agent, as amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances, as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities register for Common Shares.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as set forth in this Agreement, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

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(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of the Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(B)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in subclauses (A) and (B) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first-mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate to make such determination.

(d)	Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the City of Vancouver, Canada (or at any other office of the Rights Agent in the cities designated (with the approval of the Rights Agent) from time to time for that purpose by the Corporation) the Rights Certificate evidencing such Rights together with:

(i)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, duly completed and executed by the holder or such holder’s executors or administrators or other personal representatives or such holder’s legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

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(ii)	payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, which is accompanied by a duly completed and executed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii)	after receipt of the certificates referred to in clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt of such cash referred to in clause 2.2(e)(iii), deliver the same to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to section 5.5) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for or registration in the Corporation’s securities register of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)	cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

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(iii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the BCABC, the Securities Act (B.C.) and any other applicable laws in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iv)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the stock exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(v)	pay when due and payable any and all Canadian and, if applicable, United States federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon exercise of any Rights or registration of such Common Shares in the securities register of the Corporation; provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation time, except as permitted by section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 2.3.

(a)	In the event the Corporation shall at any time after the Separation Time and prior to the Expiration Time:

(i)	declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program,

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares,

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(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	otherwise issue any new Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of, or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, or consolidation, the Exercise Price, the number of Rights outstanding and the securities purchasable upon exercise of the Rights shall be adjusted as of the record, payment or effective date as follows:

(x)	if the Exercise Price and the number of Rights outstanding are to be adjusted:

(A)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of any such exchange, conversion or acquisition rights); and

(B)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it; and

(y)	subject to subsection 2.3(b), if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

To the extent that any such exchange, conversion or acquisition rights are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect, based on the number of Common Shares actually issued on the exercise of such rights.

Subject as provided in section 2.1, if the Corporation shall, at any time after the Record Time and prior to the Separation Time, issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

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(b)	If, after the Separation Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in clause 2.3(a)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances, as determined by the Board of Directors, and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding section 5.6, the Corporation and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.

(c)	In the event that at any time after the Record Time and prior to the Expiration Time there shall occur:

(i)	a reclassification or redesignation of the Common Shares or any change of the Common Shares into other shares (other than as a result of an event described in subsection 2.3(a));

(ii)	a consolidation, merger, or amalgamation of the Corporation with or into another body corporate (other than a consolidation, merger, or amalgamation which does not result in a reclassification of the Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of all or substantially all of the assets of the Corporation to another body corporate;

a holder of a Right shall thereafter be entitled to receive and shall accept upon exercise of such Right, in lieu of the number of Common Shares to which such holder was theretofor entitled to acquire upon such exercise, the kind and amount of shares and/or other securities or property which such holder would have been entitled to receive as a result of such occurrence if, on the effective date thereof, such holder had been the holder of the number of Common Shares to which such holder was entitled upon exercise of such Right. The Corporation shall take all necessary steps so that holders of Rights shall thereafter be entitled to acquire such shares and/or other securities or property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 2.3.

(d)	If an event occurs which would require an adjustment under both this section 2.3 and section 3.1 hereof, the adjustment provided for in this section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 3.1 hereof.

(e)	Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this section 2.3 shall be made no later than the earlier of:

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(i)	three years from the date of the transaction which gives rise to such adjustment; and

(ii)	the Expiration Time.

(f)	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(g)	In any case in which this section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(h)	Notwithstanding anything in this section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	subdivision or consolidation of Common Shares;

(ii)	issuance (wholly or in part for cash) of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants hereafter made by the Corporation to holders of its Common Shares,

shall not, subject to applicable taxation laws, be taxable to such shareholders.

(i)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this section 2.3, the Corporation shall promptly and in any event where such adjustment or change occurs prior to the Separation Time, not later than the Separation Time:

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(i)	file with the Rights Agent and with the transfer agent for the Common Shares (if different than the Rights Agent) a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

(j)	If as a result of an adjustment made pursuant to this section 2.3, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares, or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered together with a duly completed Election to Exercise and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any two of its Chairman, President, Chief Executive Officer or Chief Financial Officer under its corporate seal reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and a disclosure statement describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates and statement to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

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(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(e)	The Corporation shall not be required to register the transfer of Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

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(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by each of them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

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2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that, after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)	that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon the exercise of a Right (except as provided herein);

(f)	that, in accordance with the provisions of Section 5.6 without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)	that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

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2.11	Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE

EVENT OF A FLIP-IN EVENT

3.1	Flip-in Event

(a)	Subject to subsection 3.1(b), and sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, understanding, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 3.1(b)(i),

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shall become null and void without any further action, and any holder of such Rights (including a transferee of or other successor in title to, such Rights, whether directly or indirectly,) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement). This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either clause 3.1(b)(i) or 3.1(b)(ii). The issuance of a Rights Certificate without the legend referred to in this subsection 3.1(c) shall be of no effect on the provisions of subsection 3.1(b).

(d)	From and after the Separation Time the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCABC and the Securities Act (B.C.) and any other applicable laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

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3.2	Exchange

(a)	The Board of Directors of the Company may, at its option, at any time after the Flip-In Event, exchange all or part of the then outstanding Rights (which shall not include Rights that have become void pursuant to the provisions of Section 3.1(b) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock after the Close of Business on the date of this Agreement (such amount per Right being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after an Acquiring Person shall have become the Beneficial Owner of shares of Common Stock aggregating 50% or more of the shares of the Common Stock then outstanding. The exchange of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish.

(b)	Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this Section 3.2 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company shall promptly mail a notice of any such exchange to all of the holders of the Rights so exchanged at their last addresses as they appear on the books and records of the Company. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 3.1(b) hereof) held by each holder of Rights.

3.3	Fiduciary Duties of the Board of Directors

For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained in this Agreement shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties).

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ARTICLE 4 - THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, costs, claim, action, suit, damage or expense, incurred without gross negligence, bad faith or wilful default on the part of the Rights Agent, for anything done or suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Corporation pursuant to this Agreement.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such event, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

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4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any company succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of section 4.4 hereof. In case at the time each successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agents

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or the Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

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(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful default;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or the Secretary of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

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(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 5.10 hereof, all of which shall be at the expense of the Corporation. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 5.10 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Rights Agent (at the Corporation’s expense) or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation or company incorporated under the laws of Canada or a province thereof. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and give notice thereof to the holders of the Rights in accordance with section 5.10. Failure to give any notice provided for in this section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

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4.6	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5 - MISCELLANEOUS

5.1	Redemption

(a)	Prior to the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to section 5.2, the Board of Directors, acting in good faith:

(i)	may, at any time prior to the Separation Time, with the prior consent of the holders of Voting Shares obtained in accordance with subsection 5.6(e), or

(ii)	may, at any time after the Separation Time, with the prior consent of the holders of Rights obtained in accordance with subsection 5.6(f), elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3, if an event of the type analogous to any of the events described in section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)	If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.2(b) hereof, outstanding Voting Shares, the Board of Directors shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or is otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

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(d)	If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to subsection 5.1(f), no further Rights shall thereafter be issued.
(e)	Within 10 Business Days of the Board of Directors electing to or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights in accordance with section 5.10 hereof. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.
(f)	Upon the Rights being redeemed pursuant to subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.
5.2	Waiver of Flip-In Events

(a)	With the prior consent of the holders of Voting Shares obtained in accordance with subsection 5.6(e), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares or otherwise than in the circumstances set forth in subsection 5.2(c) and subject to receipt of such prior consent, waive the application of section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.
(b)	The Board of Directors may, until a Flip-in Event shall occur, upon written notice delivered to the Rights Agent, determine to waive the application of section 3.1 to a particular Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares; provided, however, that if the Board of Directors waives the application of section 3.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of section 3.1 to any other Flip-in Event occurring by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares, which is made prior to the expiry of the Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.2(b).
(c)	The Board of Directors may waive the application of section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Business Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.2(c) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and section 3.1 shall apply thereto.

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5.3	Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and 4.1(b) hereof.

5.4	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5	Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of issuing fractional Rights unless and until the Corporation shall have provided to the Rights Agent the amount of cash to pay in full all amounts payable in accordance with this subsection 5.5(a).

(b)	The Corporation shall not be required in any circumstances to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of issuing fractional Common Shares unless and until the Corporation shall have provided to the Rights Agent the amount of cash to pay in full all amounts payable in accordance with this subsection 5.5(b).

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5.6	Supplements and Amendments

(a)	The Corporation may, at any time without the approval of any holders of Rights or Voting Shares, make supplements or amendments to this Agreement to correct any clerical or typographical error or may, at any time subject to subsection 5.6(d) hereof, make supplements or amendments to this Agreement which are required to maintain the validity of this Agreement as a result of any change in applicable legislation, regulations or rules thereunder or to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this section 5.6 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b)	Subject to subsection 5.6(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary, supplement, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders obtained as provided in subsection 5.6(e).

(c)	The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, amend, vary, supplement, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation, supplement, rescission or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation, supplement, rescission or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders of Rights called and held as provided in subsection 5.6(f) hereof and representing a majority of the votes cast in respect thereof.

(d)	Any amendments or supplements made by the Corporation to this Agreement pursuant to subsection 5.6(a) (other than an amendment or supplement to correct any clerical or typographical error) after the effective date of this Agreement as provided in section 5.17 hereof, shall:

(i)	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders of the Corporation and the shareholders of the Corporation may, by the majority referred to in subsection 5.6(b), confirm or reject such amendment or supplement; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.6(c) confirm or reject such amendment or supplement;

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and any such amendments or supplements made to this Agreement pursuant to subsection 5.6(a), and any amendments or supplements made to this Agreement pursuant to subsection 5.6(b) or 5.6(c), shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment or supplement, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment or supplement is confirmed, it shall continue in effect in the form so confirmed. If such amendment or supplement is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or the holders of Rights as required, then such amendment or supplement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted (being, in the case of holders of Rights, a meeting of the holders of Rights to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation) or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend or supplement this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or the holders of Rights, as the case may be.

(e)	Any consent or approval of the holders of Voting Shares required under this Agreement shall be deemed to have been given if the action requiring such consent or approval is approved by (i) a majority of the votes cast by the holders of Voting Shares that are Independent Shareholders present or represented at and entitled to vote at a meeting of the holders of Voting Shares duly called and held in accordance with applicable laws and the Articles of the Corporation or (ii) a written instrument signed by the holders of more than 50% of the outstanding Voting Shares that are held by Independent Shareholders.

(f)	Any consent or approval of the holders of Rights required under this Agreement shall be deemed to have been given if the action requiring such consent or approval is authorized by the affirmative votes of the holders of Rights present or represented and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting of the holders of Rights shall be those, as nearly as may be, which are provided in the Corporation’s Articles and the BCABC with respect to meetings of shareholders of the Corporation.

(g)	The Corporation shall be required to provide notice in writing to the Rights Agent of any amendment, variation, supplement, rescission or deletion to this Agreement and/or the Rights as referred to in this section 5.6 within five days of effecting such amendment, variation, supplement, rescission or deletion, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such amendment, variation, supplement, rescission or deletion.

5.7	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or the holder of any other Right, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

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5.8	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction, and, without limitation, while any securities of the Corporation are listed and admitted to trading on the Toronto Stock Exchange, all necessary approvals of the Toronto Stock Exchange and, notwithstanding any provision of this Agreement, any amendments or supplements to this Agreement will be subject to the prior written approval of the Toronto Stock Exchange.

5.9	Unlawful Distribution

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such action as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or the United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.10	Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) or sent by facsimile, charges prepaid and confirmed in writing, as follows:

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Almaden Minerals Ltd.

Suite 1103-750 West Pender Street

Vancouver, BC, V6C 2T8

Attention: Chief Financial Officer

Any such notice or demand shall be deemed to have been given and received on the day of delivery, if delivered, or if sent by prepaid first class mail, on the fifth Business Day after the mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered or sent by facsimile, or if sent by facsimile, on the day of sending the same by facsimile (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) or sent by facsimile, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

3rd floor, 510 Burrard St.

Vancouver, BC

V6C 3B9

Fax Number: 604-661-9401

Attention: General Manager, Client Services

Any such notice or demand shall be deemed to have been given and received on the day of delivery, if delivered, or if sent by prepaid first class mail, on the fifth Business Day after the mailing thereof, except in the case of interruption of regular mail service, in which case such notice shall be delivered or sent by facsimile, or if sent by facsimile, on the day of sending the same by facsimile (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the register of the Corporation for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder of Rights receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder to any holder of Rights will be deemed to be sufficiently given by advertisement of such notice for three consecutive Business Days in a daily newspaper published in Vancouver, British Columbia.

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5.11	Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce such holder’s rights pursuant to any Rights or this Agreement.

5.12	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.13	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; furthermore, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.14	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.15	Severability

If any section, subsection, clause, subclause, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining sections, subsections, clauses, subclauses, paragraphs, subparagraphs or other provisions hereof or rights hereunder in such jurisdiction or the application of such section, subsection, clause, subclause, paragraph, subparagraph or other provision or right hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith shall not subject the Board of Directors or any director of the Corporation to any liability whatsoever to the holders of the Rights.

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5.17	Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof, but which agreement shall be null a void if not ratified by the shareholders of the Corporation at a meeting of shareholders to be held no later than August 28, 2011.

5.18	Reconfirmation

Notwithstanding section 5.17 hereof, this Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of Voting Shares who vote in respect of this matter at every third annual meeting following the meeting at which this Agreement is ratified as provided in section 5.17. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to section 5.2 hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this section 5.18.

5.19	Time of the Essence

Time shall be of the essence in this Agreement.

5.20	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ALMADEN MINERALS LTD.

By:
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:		c/s
Authorized Signatory

By:
Authorized Signatory

EXHIBIT “A”

ALMADEN MINERALS LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[FORM OF RIGHTS CERTIFICATE]

CERTIFICATE NO. _______	__________ RIGHTS

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF ALMADEN MINERALS LTD., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ACQUIRING PERSON’S AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR TRANSFEREES OF RIGHTS HELD BY ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ____________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 13th day of April, 2011, (the “Rights Agreement”) between Almaden Minerals Ltd., a corporation incorporated under the Business Corporations Act (B.C.) (the “Corporation”) and Computershare Investor Services Inc., a company, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement) one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the City of Vancouver or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to four times the Market Price (as such term is defined in the Rights Agreement) determined as at the Separation Time.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive, among other things, securities of an entity other than the Corporation or more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.0001 (Canadian) per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consents to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it has been manually countersigned by the Rights Agent.

WITNESS the facsimile signatures of the proper officers of the Corporation and its corporate seal.

ALMADEN MINERALS LTD.

By:
Authorized Signing Officer

By:
Authorized Signing Officer

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:		c/s
Authorized Signing Officer

By:
Authorized Signing Officer

Almaden Minerals Ltd.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such

holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED
hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________, as attorney, to transfer the within Rights on the books of the within-named Corporation, with full power of substitution.

Date:

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be Signature Guaranteed by a Canadian Schedule I chartered bank or a member of a recognized Medallion Guarantee program.

CERTIFICATE

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement) and accordingly such Rights will be null and void and not transferable or exercisable. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing.

ALMADEN MINERALS LTD.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:	COMPUTERSHARE INVESTOR SERVICES INC.
RE:	ALMADEN MINERALS LTD.

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

(Name)

(Address)

(City, Province and Postal Code)

(Social Insurance, Social Security or
other Taxpayer Identification Number)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of, and delivered to, the undersigned:

Date:

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be Signature Guaranteed by a Canadian Schedule I chartered bank or a member of a recognized Medallion Guarantee program.

CERTIFICATE

(To be completed by the exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement) and accordingly such Rights will be null and void and not transferable or exercisable. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing.